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SEC
Mail Processing SECURITIES AND EXCHANGE...
Section   Washington, D.C. 20549

NOV 23 2020

Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00044

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 AND ENDING 09/30/2020
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. Denison Co

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

618 N 7th Street
                              (No. and Street)

Sheboygan   WI   53081
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A Testwuide   (920) 457-9451
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
                    (Name – if individual, state last, first, middle name)

141 West Jackson Blvd, Suite 2250 Chicago   IL   60604
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (11-05)   unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A Testwuide _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
H.C. Denison Co _____ , as
of September 30 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President/CEO
_____
Title

_____
Notary Public
Commissioned through 02/15/2024

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. C. DENISON CO.

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3 - 4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 13
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital	14
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	15
Schedule III - Information for Possession or Control Requirements Pursuant to Rule 15c3-3	16



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of H. C. Denison Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of H. C. Denison Co. (the Company) as of September 30, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of H. C. Denison Co. as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of H. C. Denison Co.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to H. C. Denison Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as H. C. Denison Co.'s auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplementary Information (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of H. C. Denison Co.'s financial statements. The supplemental information is the responsibility of H. C. Denison Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
November 13, 2020

H. C. DENISON CO.

Statement of Financial Condition
September 30, 2020

<u>ASSETS</u>

Cash	$	5,998
Clearing deposit		81,990
Receivables:		
Commissions		270,445
Interest and dividends		35
Securities owned, at fair value		5,527
Property and equipment, net of accumulated depreciation		
of $88,902		<u>39,654</u>
	$	<u>403,649</u>

The accompanying notes are an integral part of these
  financial statements.

3

H.C. DENISON CO.

Statement of Financial Condition, Continued
September 30, 2020

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities
  Payables:

Clearing broker	$ 5,526	
Other	9,767	
Accrued liabilities:		
Salaries, commissions and related withholdings	118,276	
Property taxes	8,950	
Total liabilities		$ 142,519
Stockholder's equity		
Common stock, no par value:		
Authorized, 2,530 shares		
Issued and outstanding, 2,530 shares	1,552,778	
Accumulated deficit	(1,291,648)	
Total stockholder's equity		261,130
		$ 403,649

The accompanying notes are an integral part of these
financial statements.

H. C. DENISON CO.

Statement of Operations
Year ended September 30, 2020

Revenues		
Commissions	$ 2,251,687	
Net dealer inventory and security gain	3,861	
Interest and dividends	3,715	
Other	42,694	
Total revenues		$ 2,301,957
Expenses		
Employee compensation and benefits	1,871,501	
Bank and clearing charges	113,272	
Occupancy and equipment	83,316	
Communications	42,271	
Professional fees	64,225	
Promotional costs	22,862	
Interest	1,389	
Other	56,474	
Total expenses		2,255,310
Net income		$ 46,647

The accompanying notes are an integral part of these
financial statements.

H. C. DENISON CO.

Statement of Changes in Stockholder's Equity
Year ended September 30, 2020

	Shares	Common Stock	Accumulated Deficit	Total
Balance, October 1, 2019	2,530	$ 1,552,778	$ (1,338,295)	$ 214,483
Net income	-	-	46,647	46,647
Balance, September 30, 2020	2,530	$ 1,552,778	$ (1,291,648)	$ 261,130

The accompanying notes are an integral part of these
financial statements.

6

H. C. DENISON CO.

Statement of Cash Flows
Year ended September 30, 2020

Operating activities			
Net income	$ 46,647		
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation	8,426		
Decrease (increase) in:			
Clearing deposit	(137)		
Receivables	(195,541)		
Securities owned, at fair value	34,305		
Increase (decrease) in:			
Payables	(31,717)		
Accrued liabilities	89,492		
Net cash used in operating activities		$	(48,525)
Investing activity			
Purchase of property and equipment			(4,993)
Cash			
Net decrease			(53,518)
Beginning of year			59,516
End of year		$	5,998
Supplemental disclosure of cash flow information			
Cash paid for interest		$	1,389
Cash paid for income taxes		$	-

The accompanying notes are an integral part of these financial statements.

H. C. DENISON CO.

Notes to Financial Statements
September 30, 2020

Note 1 - Nature of business and significant accounting policies

A. Nature of business

H. C. Denison Co. (Company) is a broker and dealer in securities located in Sheboygan, Wisconsin and is considered to be an introducing broker. The Company clears all securities transactions through Hilltop Securities, Inc. (HTS). HTS also holds and maintains all of the Company's customer accounts as well as the Company's securities owned. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Subsequent events

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through November 13, 2020, the date which the financial statements were available to be issued.

C. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Securities owned and revenue recognition of securities transactions

Securities and commodities transactions of the Company and any related profit or loss are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value. See Notes 1I and 5 for a discussion of fair value measurements.

E. Revenue recognition and commissions

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur. Commissions receivable are normally collected in the month following when they are earned. At September 30, 2020, management determined that no valuation allowance was necessary for uncollectible receivables. See Note 9 for discussion of Revenue from contracts with customers.

Note 1 - Nature of business and significant accounting policies, continued

F.   Property, equipment and depreciation

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently as incurred. Properties sold or otherwise disposed of are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

Depreciation is calculated over the estimated useful lives of the respective assets using the straight-line method.

G.   Advertising

The Company expenses advertising costs as they are incurred. Advertising costs were $22,862 for the year ended September 30, 2020. These costs are included in promotional costs on the statement of operations.

H.   Income taxes

The Company has elected, by consent of its stockholder, to be taxed as an S corporation under the provisions of the Internal Revenue Code and Wisconsin Statutes. Under those provisions, the Company does not pay federal and Wisconsin corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholder is liable for individual income taxes on the taxable income of the Company. Accordingly, no provision for income taxes has been made by the Company. The Company periodically makes distributions to the stockholder for income taxes.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2016. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended September 30, 2020.

I.   Fair value measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements with respect to financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis, and with respect to nonfinancial assets and liabilities that are measured at fair value within the financial statements on a nonrecurring basis, such as long lived and intangible assets.

Notes to Financial Statements, Continued
September 30, 2020

Note 1 - Nature of business and significant accounting policies, continued

I.   Fair value measurements, continued

FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair value hierarchy specified by ASC 820 is as follows:

- Level 1 - Quoted prices in active markets for identical assets and liabilities.

- Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used as of September 30, 2020.

U.S. Government obligations and stocks: Valued at the closing price reported in the active market in which the individual security is traded.

Corporate and Municipal bonds: Valued at the closing price reported in the active market in which the bond is traded, if available. Certain bonds are valued at the last reported bid and asked prices and other bonds are valued based on yields currently available on comparable securities of issues with similar ratings.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements, Continued
September 30, 2020

Note 1 - Nature of business and significant accounting policies, continued

J.   Recently issued accounting standards

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which is expected to increase transparency and comparability among organizations. The core principle of this guidance is that a lessee should recognize the assets and liabilities that arise from leases. The standard requires lessees to reflect most leases on their balance sheet as lease liabilities with a corresponding right-of-use asset, while leaving presentation of lease expense in the statement of income largely unchanged. The standard also eliminates the real-estate specific provisions that exist under current U.S. GAAP and modifies the classification criteria and accounting which lessors must apply to sales-type and direct financing leases. The standard is effective for the year ending September 30, 2020, with early adoption permitted. The Company experienced no impact from ASU 2016-02 on the Company's financial statements.

Note 2 – Off-Balance sheet risk

Customer transactions are introduced to and cleared through the Company's clearing broker, HTS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains cash deposits at several banks. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000 per entity. The Company's cash deposits, at times, may exceed these limits.

The Company's securities are subject to various risks, including market, credit and interest rate risks.

H. C. DENISON CO.

Notes to Financial Statements, Continued
September 30, 2020

Note 3 - Clearing deposit

In accordance with the agreement with its clearing broker, HTS, the Company is required to maintain a minimum cash deposit with HTS in the amount of $50,000. The Company is dependent on HTS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of September 30, 2020, the Company maintained $81,990 in clearing deposits at HTS.

Note 4 - Payable to clearing broker

As discussed in Note 1A, HTS clears and holds securities owned by the Company. The amount payable to this clearing broker relates to securities purchased by the Company, for which they have not yet remitted payment, and is collateralized by securities owned by the Company.

Note 5 - Securities owned and fair value measurements

The following table presents, for each of the fair value hierarchy levels, determined on the basis of the nature and risks, the Company's financial assets at September 30, 2020 that are measured at fair value on a recurring basis:

	2020 Total	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
Assets				
Securities owned:				
Stocks	$ 653	$ 653	$ -	$ -
Corporate bonds:				
A- credit rating	4,874	4,874	-	-
Municipal bonds:				
BBB- credit rating	-	-	-	-
U.S. Government obligations	-	-	-	-
	$ 5,527	$ 5,527	$ -	$ -

H. C. DENISON CO.

Notes to Financial Statements, Continued
September 30, 2020

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30,2020 the Company had net capital of $173,253, which was $73,253 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.7907 to 1.

Note 7 - Profit-sharing plan

The Company has a profit-sharing plan covering substantially all of its employees. The Board of Directors determined that for the year ended September 30, 2020, no contribution would be made to the plan. The plan also contains a 401(k) voluntary salary reduction feature.

Note 8 - Related party transactions and lease commitment

The Company leases its Sheboygan office facility under a month-to-month agreement from a former stockholder for approximately $4,000 per month. The Company is required to pay real estate taxes, insurance and the cost of the normal repairs and maintenance to the building.

Rent expense amounted to $52,596 for the year ended September 30, 2020.

Note 9 - Revenue from contracts with customers

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers* effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

Commission Income. The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with a customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

SUPPLEMENTARY INFORMATION

H. C. DENISON CO.

Computation of Net Capital
September 30, 2020

<u>Net capital</u>

Total ownership equity, as reported on statement of financial condition		$	261,130
Less nonallowable assets:			
Property and equipment, net of accumulated depreciation	$ 39,654		
Other receivables	47,394		
Total nonallowable assets			87,048
Net capital before haircuts on securities positions			174,082
Less haircuts on securities positions:			
Exempted securities			
Debt securities	731		
Other securities	98		
Total haircuts on securities positions			829
Net capital		$	173,253

<u>Basic net capital requirement</u>

Net capital required (greater of $100,000 or 6.67% of aggregate indebtedness)	$	100,000
Excess net capital	$	73,253

<u>Aggregate indebtedness</u>

Total aggregate indebtedness liabilities from statement of financial condition	$	136,993
Less deposits in special reserve bank accounts		-
Total aggregate indebtedness	$	136,993
Percentage of aggregate indebtedness to net capital		79.07%

Note: There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part IIA of Form X-17A-5 as of September 30, 2020.

H. C. DENISON CO.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
September 30, 2020

The Company is claiming an exemption from the Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3, based on the exemption found in Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

H. C. DENISON CO.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
September 30, 2020

The Company is claiming an exemption from the Information for Possession or Control Requirements pursuant to SEC Rule 15c3-3, based on the exemption found in Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of H. C. Denison Co.

We have reviewed management's statements, included in the accompanying H. C. Denison Co.'s Exemption Report, in which (1) H. C. Denison Co. (the Company) claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. §240.§15c3-3(k) throughout the most recent fiscal year ended September 30, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
November 13, 2020



618 N. 7th Street, PO Box 28, Sheboygan, WI 53082-0028
Phone 920-457-9451 | Toll Free 800-247-8025 | Fax 920-457-2650
Member SIPC/FINRA
www.hcdenison.com

H.C. Denison Co.'s Exemption Report

H. C. Denison Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended September 30, 2020 without exception.

H.C. Denison Company

I, James A. Testwuide, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

James A Testwuide
President & CEO

November 13, 2020